November 13, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Ajay Koduri

Re:	3DIcon Corporation

Amendment No. 3 to

Registration Statement on Form S-1

Filed November 13, 2012

File No. 333-182532

Dear Mr. Koduri:

We are counsel to 3DIcon Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated October 11, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1/A filed on October 2, 2012, which amended the Company’s Registration Statement on Form S-1/A filed on August 31, 2012, which in turn had amended the Company’s Registration Statement on Form S-1 originally filed on July 3, 2012 (the “Form S-1”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No.3 to the Form S-1. For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

General

1.	We note your response to comment 1 from our letter dated September 10, 2012. Please confirm you will disclose the terms of the Series A preferred shares and warrants prior to the circulation of any preliminary prospectuses.

Response:

The Company has provided the terms and of the Series A preferred shares and the warrants in the most recent amendment to the Registration Statement and confirms that all terms will be disclosed prior to circulation of any preliminary prospectus. Additionally, the Company has filled in all material blank spaces throughout the Form S-1.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Jay Yamamoto for
Greg Sichenzia